

19005824

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-25778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Swartwood Hesse, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson 623-533-4407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liebman, Goldberg & Hymowitz, LLP
(Name – *if individual, state last, first, middle name*)

595 Stewart Ave., Suite 420	Garden City	New York	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Seth Moskowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Swartwood Hesse, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



EVENS FRANCOIS
Notary Public - State of New York
NO. 01FR4981729
Qualified in New York County
My Commission Expires May 20, 2019

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Swartwood, Hesse Inc.

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2018

Swartwood, Hesse Inc.
Index
December 31, 2018

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Swartwood Hesse, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Swartwood Hesse, Inc. as of December 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Swartwood Hesse, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Swartwood Hesse, Inc.'s management. Our responsibility is to express an opinion on Swartwood Hesse, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Swartwood Hesse, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 11 through 12 has been subjected to audit procedures performed in conjunction with the audit of Swartwood Hesse, Inc.'s financial statements. The supplemental information is the responsibility of Swartwood Hesse, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 11 through 12 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Liebman Goldberg & Hymowitz, LLP

We have served as Swartwood Hesse, Inc.'s auditor since 1997.

Garden City, New York

February 25, 2019

Swartwood, Hesse, Inc.
Statement of Financial Condition
December 31, 2018

ASSETS	
Cash	$ 15,249
Commissions receivable	1,484
Prepaid expenses	2,162
TOTAL ASSETS	**$ 18,895**
LIABILITIES & EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 7,000
TOTAL LIABILITIES	**7,000**
STOCKHOLDERS' EQUITY	
Common stock - $.01 par value; voting; 100,000 shares authorized; 43,624 shares issued and outstanding	436
Additional paid-in capital	830,725
Accumulated deficit	(819,266)
TOTAL STOCKHOLDERS' EQUITY	**11,895**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 18,895**

The accompanying notes are an integral part of these financial statements.

Swartwood, Hesse, Inc.
Statement of Operations
For The Year Ended December 31, 2018

Revenues:		
Commission income	$	8,730
Expenses:		
Consulting		32,750
Professional fees		13,380
Regulatory expenses		9,335
Telephone and internet		2,845
Rent		2,743
Other operating expenses		1,900
Total Expense		62,953
Net (loss)	$	(54,223)

The accompanying notes are an integral part of these financial statements.

Swartwood, Hesse, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2018

Balance	Shares	$.01 par value Common Stock	Additional Paid-in Capital	Accumlated Deficit	Total
Balance - January 1, 2018	43,624	$ 436	$ 775,574	$ (765,043)	$ 10,967
Net (loss)				(54,223)	(54,223)
Cash contributions			6,000		6,000
Non-cash contributions			49,151		49,151
Balance - December 31, 2018	43,624	$ 436	$ 830,725	$ (819,266)	$ 11,895

The accompanying notes are an integral part of these financial statements.

Swartwood, Hesse, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2018

Cash flows from operating activities:	
Net (loss)	$ (54,223)
Adjustments to reconcile net loss to cash provided by operating activities:	
Non-cash expenses allocated by affiliate	49,151
Decrease in prepaid expenses	2,040
Decrease in commissions receivable	79
Increase in accounts payable and accrued expenses	3,000
Net cash provided by operating activities	47
Cash flows from financing activities:	
Proceeds from capital contribution	6,000
Net cash provided by financing activities	6,000
Increase in cash	6,047
Cash, beginning of year	9,202
Cash, end of year	$ 15,249
Cash paid during the year for income taxes	$ 52

The accompanying notes are an integral part of these financial statements.

Swartwood, Hesse Inc.
Notes to Financial Statements
For The Year Ended December 31, 2018

1. Organization

Swartwood, Hesse Inc. ("Company") was incorporated in the State of New York on January 1, 1981. The Company is engaged in securities trading and investment banking.

The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC").

On or about January 12, 2016, HCFP LLC purchased 24.9% of the common stock of the Company. On June 26, 2018 HCFP LLC purchased the remaining 75.1% of shares of the company and then transferred all outstanding shares of the Company to its indirect wholly-owned subsidiary SH BD Holdings LLC who became the sole stockholder of the Company.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Equipment:

Equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Fair Value of Financial Instruments:

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure the value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The table below shows the Company's fair value hierarchy at December 31, 2018:

	Level 1
Cash	$15,249
	$15,249

The Company does not have any other financial assets or liabilities that are measured at fair value.

3. **Equipment**

Equipment consists of the following:

		Useful Lives
Equipment	$2,374	3 years
Less: Accumulated depreciation	2,374	
	$ 0	

4. **Related-Party Transactions**

The Company received capital contributions in cash totaling $6,000 during the year ended December 31, 2018 from its stockholder. The Company entered into an expense sharing agreement with the stockholder on July 1, 2018 to provide services including, but not limited to, consulting, office, technology, and insurance. For the year ended December 31, 2018 the stockholder incurred expenses of $49,151 on behalf of the Company. In lieu of reimbursement of these expenses, the Company recorded these transactions as non-cash capital contributions.

5. **Income Taxes**

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, **Income Taxes.** Under that guidance the Company assesses the likelihood, based on their technical merit, the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The years open for tax examination are 2015 and subsequent.

6. **Exemption from Rule 15c3-3**

The Company is exempt from SEC Rule 15c3-3 based on paragraph (k)(2)(i) as it does not maintain customer's accounts and operates on a fully disclosed basis.

7. **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, shall not be less than $5,000 and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2018, the Company had a net capital of $8,249 which was $3,249 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .85 to 1.

8. **Commitments and Contingencies**

As of December 31, 2018 the Company had no commitments or contingencies that required disclosure.

9. **Subsequent Events**

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2019, the date the financial statements were available to be issued.

Supplemental Schedules

Swartwood, Hesse, Inc.
Schedule I
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-1
As of December 31, 2018

Total Member's Equity	$ 11,895
Nonallowable assets	
Other assets	3,646
Total nonallowable assets	3,646
NET CAPITAL	$ 8,249
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Aggregate indebtedness	
Accrued liabilities	$ 7,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirements	$ 3,249
Ratio of aggregate indebtedness to net capital	0.85

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X 17A-5 as of December 31, 2018

Swartwood, Hesse, Inc.
Schedule II
Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2018

The Company operates pursuant to the paragraph (k)(2)(i) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Swartwood Hesse, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) Swartwood Hesse, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Swartwood Hesse, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) ("exemption provision") and (2) Swartwood Hesse, Inc. stated that Swartwood Hesse, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Swartwood Hesse, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Swartwood Hesse, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Liebman Goldberg & Hymowitz, LLP
Garden City, New York

February 25, 2019

Swartwood Hesse, Inc. Exemption Report

Swartwood Hesse, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) as of December 31, 2018 and has done so throughout the fiscal year ended December 31, 2018.

Swartwood Hesse, Inc.

I, Seth Moskowitz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________.

Title: Chief Executive Officer

February 25, 2019